                                    Remington
                      Value & Special Situation Fund, LLC
  One Highland Avenue, Metuchen, NJ 08840 Tel (732) 205-0391 Fax (732) 205-0395

April 29, 2009

Mr. John F. Ramirez
Secretary
Foxby Corporation
11 Hanover Square
New York, NY 10005

Re: Shareholder Proposal for Foxby Corp. ("Foxby" or "The Fund")

Dear Mr. Ramirez:

We, The Remington Value & Special Situation Fund LLC, hereby submit as Exhibit A the following  proposal and supporting  statement  pursuant to Rule 14a-8 of the
Securities  Exchange Act of 1934 for inclusion in  management's  proxy statement for the next annual meeting of stockholders or any earlier  meeting.  We wish to inform you that we do not want to control or manage Foxby,  nor do we seek board representation  currently. We are making this proposal as 2.75% owners of Foxby, and currently hold 71,873.3564  shares,  of which  68,873.3564  shares have been held for one year or longer.  Enclosed please find written statements  regarding our holding of Foxby Corp.  We intend to continue to hold the shares of the Fund through the date of the next annual meeting or any earlier meeting.

If you have any questions  regarding  this matter,  please contact John Baker at
Stradley Ronon: 202.419.8413

Regards,

/s/Gregg. T. Abella
Gregg T. Abella
Officer of Managing Member

cc: John Baker, esq. - Stradley Ronon
    Larry Stadulis, esq. - Stradley Ronon

Enc.

EXHIBIT A

RESOLVED:  The  shareholders of Foxby Corp.  ("Foxby" or the "Fund") request the
Board of  Directors to consider  seeking an  appropriate  registered  investment company,  or series thereof (including other Winmill funds),  with the potential goal of  effecting a merger or similar  transaction  with such company or series that is in the best interests of the Fund and its shareholders.

We consider this a prudent decision because it addresses the following issues:

Size

According  to its 2008  annual  report,  Foxby's net asset value and share price decreased by 63.27% and 81.42% respectively - with net assets being roughly $3.3 million at December 31, 2008. From those 2008 year-end  figures,  the Fund would have to  increase  in terms of net asset value and share price by 172% and 438%, respectively,  merely to regain December 31, 2007 levels.  As of March 31, 2009, the Fund's 3-year,  5-year,  and  since-inception  annualized  total returns are
-26.81%, -15.99%, and -19.99% respectively. Now that the Fund is smaller than in the  past,  we fear it may be harder to post  positive  returns  in light of the expenses Foxby faces.

Discount

In October  2008 Foxby  delisted  from the American  Stock  Exchange to have its shares trade on the OTC Bulletin Board.  This change appears to have widened the
Fund's discount gap. During the six-month period from October 2008 through March
2009, the average  month-end  discount to net asset value grew to 42.74% (versus the  19.74%  month-end  average  for the  prior  6-month  period).  Foxby's  gap currently  ranks among the largest  discounts of any  closed-end  fund. The Fund indicated in its 2007 annual report that it may in the future purchase shares of its common stock in the open market - a concept we supported.  However,  perhaps due to the Fund's diminished size, it does not appear that Foxby repurchased any shares  in 2008 - even as the Fund  traded at a  discount  as great as 71.54% on
December 23, 2008.

Expenses

Foxby was already small compared to many  closed-end  funds prior to the decline in assets during 2008, and its reported  expense ratio over the past five fiscal years  ranged from 2.33% to 7.76%.  According  to Foxby's  annual  reports,  the expenses of the Fund for the past 3 years averaged $218,630.  Using that number, on year-end assets of roughly $3.3 million,  we estimate that the  going-forward annualized expense ratio of the Fund could be as high as 6% to 7%. While some of these expenses are based on percentages of the Fund's assets (and the annualized expense ratio  therefore may be somewhat lower than we project),  we still think that the ongoing expenses need to be addressed given the Fund's size.

Conclusion

We assert that prudent board members,  evaluating  objectively  the Fund's size,
discount  to  asset  value,  and  expense  ratio,   should  favorably   consider
alternatives  for  Foxby  at  this  time  - with  the  most  practical  solution potentially being a merger or similar transaction.